Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[TTM UPDATE TO JOINT ANNOUNCEMENT OF NOVEMBER 16, 2009 SUBMITTED TO THE STOCK
EXCHANGE OF HONG KONG]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the transactions described in the joint announcement made by Meadville, TTM, TTM Hong Kong Limited and Top Mix Investments Limited dated 16 November 2009 (the “Joint Announcement”), TTM will file relevant materials with the Securities and Exchange Commission of the United States (the “SEC”). TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a US prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/US prospectus to its shareholders and the US prospectus to the shareholders of Meadville or Meadville will include the US prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/US prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/US prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, United States of America, Attention: Investor Relations.
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in the Joint Announcement. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on 26 March 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/US prospectus which TTM will file with the SEC when it becomes available.

TTM Technologies, Inc. (incorporated in the State of Delaware, United States of America)	TTM Hong Kong Limited (incorporated in Hong Kong with limited liability)
ANNOUNCEMENT
This announcement is made pursuant to Rule 3.8 of the Hong Kong Code on Takeovers and Mergers.
Reference is made to the joint announcement made by Meadville Holdings Limited (Stock Code: 3313), TTM Technologies, Inc, TTM Hong Kong Limited and Top Mix Investments Limited dated 16 November 2009 in relation to, among others, the PCB Sale.
Unless otherwise stated, all capitalized terms used in this announcement shall have the same meanings as those ascribed to them in the Joint Announcement.

The details of the relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of TTM have changed. As at 17 November 2009, there were 43,175,894 TTM Shares in issue. The aggregate number of TTM Shares which may be issued upon the exercise of stock options and rights under the equity incentive plan for its employees adopted by TTM in 2006 was 3,308,487 TTM Shares (representing approximately 7.7% of the TTM Shares in issue as at 17 November 2009) and the number of TTM Shares remaining available for future issuance under the plan (excluding the 3,308,487 TTM Shares referred to above) was 4,873,769 TTM Shares (representing approximately 11.3% of the TTM Shares in issue as at the date of this announcement).

By order of the Board of TTM Technologies, Inc. Robert E. Klatell Chairman	By order of the Board of TTM Hong Kong Limited Kenton K. Alder Director
Hong Kong, 18 November, 2009
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.
The respective directors of TTM and TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.